DUSTIN GODEVAIS

Technology team lead with over 10 years of experience building cloud-based data and machine learning platforms at scale.

@  📞  ✉ ▨▨▨▨▨▨▨▨▨ 📍 USA

in linkedin.com/in/dustin-godevais-60232229/ ○ ▨▨▨▨▨▨▨▨

WORK EXPERIENCE

Founder & CEO
TROOV INC.

📍 Austin TX   📅 March 2024 – Present

- Built a meetup app where users can propose one-on-one activity ideas and connect over their shared passions (www.troov.app)

AI Consultant - Generative AI
Tribe AI

📍 Austin TX   📅 February 2024 – Present

- Tribe is the premier network of global AI experts – 300+ machine learning engineers, strategists, and data scientists from leading technical institutions.

Tech Lead – Automated Messaging
Attentive Mobile

📍 San Francisco CA   📅 February 2023 – January 2024

- Relocated to San Francisco to build out Attentive's new artificial intelligence and automated messaging initiative.
- Launched an A.I. product for enhancing text campaign segmentation strategies. Clients who adopted this feature increased their campaign revenues by 31% on average and exceeded ROI targets by 148%.
- Performed proximal policy optimization for an open source large language model (FLAN-T5) to support our organization's marketing content generative A.I. use cases. Over 2 million messages sent.

Senior Machine Learning Engineer – Data Platform
Attentive Mobile

📍 New York NY   📅 May 2021 – January 2023

- Developed a customer re-targeting churn model adopted by over 1,800 Attentive clients. Over 330 million text messages sent with this model, generating over $94 million in client revenue and $4.6 million in revenue for Attentive with an average click-through-rate above 3% while maintaining an opt-out rate under 0.5%.
- Fully automated over 670,000 customer-agent interactions through deploying Nvidia's NLP Triton inference server with a fine-tuned BERT model producing over one million customer service agent response templates (p95 under 100ms) for Attentive Concierge.
- Managed a team of 4 graduate-level research students from NYU to develop a neural-network-based version of our product recommendations engine leveraging deep learning techniques.
- Promoted to Senior MLE in 2022.

EDUCATION

M.Sc. Data Science
New York University

📍 New York, NY

📅 August 2017 – May 2020

B.A. Economics
Pomona College

📍 Claremont, CA

📅 August 2010 – May 2014

Minor: Computer Science

TECHNICAL SKILLS

Agile/JIRA   Airflow   AWS   Big Data   GraphQL   Java   Jupyter   Kafka   MLflow   OpenAI   Pandas   Python   PyTorch   scikit-learn   SpaCy   Spark   SQL   Tableau   Terraform   Unix

AWARDS

🏆 **Best Interdisciplinary Research 2020**
Awarded by the New York University Center for Data Science.

🏆 **New York FinTech Week 2018**
Presented Marcus by Goldman Sachs.

🏆 **The Lorne D. Cook Memorial Award**
Awarded by the Pomona College Economics Department.

LANGUAGES

English ●●●●●
French ●●●●○

WORK ELIGIBILITY

- United States citizen.
- European Union citizen.

WORK EXPERIENCE

Vice President – Data & Machine Learning – Marcus.com
Goldman Sachs & Co

 New York NY   January 2019 – April 2021

- Designed and implemented a scalable, cloud-based data architecture for the Apple Card, a product with over 5 million active customers.
- Developed an NLP program to remove personally identifiable information from 20,000 customer complaint and call transcripts using spaCy's N.E.R. model for internal customer escalation, product management, and anti-fraud teams.
- Designed a machine learning feature store for real-time model decisioning which served over 300 million input features per day. Technologies: Airflow, Spark, AWS SQS, AWS Lambda, and MongoDB.

Data and Analytics Platform Engineer – Marcus.com
Goldman Sachs & Co

 New York NY   March 2016 – December 2018

- Member of founding data and analytics team that launched Marcus by Goldman Sachs, a multi-billion dollar online digital loans business.
- Promoted to Associate in 2017.

Client Technology Solutions Analyst – Prime Services
Goldman Sachs & Co

 New York NY   July 2014 – February 2016

- Successfully launched 23 new hedge fund clients (over $4.2 billion in managed assets) serving as the client's primary technology contact.
- Designed a futures trade reconciliation process which resulted in client moving 50% of its trade clearing volume to Goldman Sachs.

Financial Management Scholar – Risk Management Division
Federal Deposit Insurance Corporation

 New York NY   Summer 2013

- Co-authored the ECR Comment in the Final Report of Examination for a bank with over $10 billion in assets, analyzing trends and sources of revenue as well as stress testing its interest rate swap portfolio.
- Position requires USA "Public Trust" security clearance.

ACADEMIC PUBLICATIONS

- Godevais, D., Narges, R., & Lionnet, T. (PENDING SUBMISSION). Applying Deep Learning Methods to Fluorescent Microscopy. Nature Methods.
- Elliott Ash, Daniel Chen, Colin Andrus, Dustin Godevais, Gary Ng. Machine Prediction of Appeal Success in U.S. Asylum Courts. N.B.E.R.

INTERESTS

- SMART scholar mentor and tutor in San Francisco
- OpenStreetMap - recorded and uploaded geo-location, health, and species details of over 510 trees in New York City.
- Youth soccer league coach on Lower East Side.
- BetaNYC member - civic engagement through open data.
- Upchieve online tutor providing equal opportunity for youth from low-income schools.